Exhibit 21.1

List of Subsidiaries of the Company

Name	Place of Incorporation

Beijing Asia Hongzhi Advertising Co., Ltd.	People’s Republic of China

Beijing Hongzhi Century Advertising Co., Ltd	People’s Republic of China

Shandong Hongzhi Communications and Career Advertising Co., Ltd.	People’s Republic of China

Tibet Asia Culture Media Co., Ltd.	People’s Republic of China

Beijing Asia Qiangshi Media Advertising Co., Ltd.	People’s Republic of China

Tibet Hongzhi Advertising Co., Ltd.	People’s Republic of China